EXHIBIT 99.1

HEXO to release fiscal fourth quarter and fiscal year 2021 financial results and host investor webcast

OTTAWA, Oct. 26, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”) (TSX: HEXO; NASDAQ: HEXO) plans to release its financial results for the fiscal quarter and fiscal year ended July 31, 2021, before market hours on October 29, 2021, as well as host a webcast for investors beginning at 8:30 a.m. ET.

Webcast Details
Date: October 29, 2021
Time: 8:30 a.m. ET
Webcast: https://events.q4inc.com/attendee/987736433

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.HEXOcorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com
www.HEXOcorp.com

Media Relations:

(819) 317-0526
media@HEXO.com